SECURITIES AND EXCHANGE COMMISSION


                         Washington, D.C.  20549



                               FORM 11-K



             [ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended June 30, 1999
              OR
             [  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                 OF THE SECURITIES EXCHANGE ACT OF 1934



             DEFERRED AND INCENTIVE COMPENSATION PLAN OF THE
                    TEXAS UTILITIES COMPANY SYSTEM

                      Commission File No. 1-12833



                        TEXAS UTILITIES COMPANY
                     (doing business as TXU Corp)


             Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


             (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                             TABLE OF CONTENTS


FINANCIAL STATEMENTS                                                    Page

     The following financial statements are furnished for the Plan:

          Statements of Financial Condition at June 30, 1999 and 1998      3

          Statements of Income and Changes in Plan Equity for the
               years ended June 30, 1999, 1998 and 1997                    4

          Notes to Financial Statements                                    5

          Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

INDEPENDENT AUDITORS' REPORT                                               9

PLAN ADMINISTRATOR'S SIGNATURE                                            10

EXHIBIT

     The following exhibit is filed herewith:

          Independent Auditors' Consent                                   11

                     DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                         THE TEXAS UTILITIES COMPANY SYSTEM

                          STATEMENTS OF FINANCIAL CONDITION


                                                                            June 30,
                                                                     -------------------------
        ASSETS AND PLAN EQUITY                                          1999          1998
                                                                     -----------   -----------
Investment in Securities of Participating Employers -
Common stock of Texas Utilities Company,
At fair value as determined by quoted market prices
(Historical cost: 1999 - $21,739,933; 1998 - $19,097,008) (Note 4)   $24,529,573   $22,138,005

Dividends receivable . . . . . . . . . . . . . . . . . . . . . .         340,376       292,514

Interest receivable. . . . . . . . . . . . . . . . . . . . . . .              54             -

Cash and cash equivalents. . . . . . . . . . . . . . . . . . . .          13,023           527
                                                                     -----------   -----------

   Total Assets and Plan Equity. . . . . . . . . . . . . . . . .     $24,883,026   $22,431,046
                                                                     ===========   ===========


See accompanying Notes to Financial Statements.

                               DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                                   THE TEXAS UTILITIES COMPANY SYSTEM

                             STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                                                                           Year Ended June 30,
                                                               ------------------------------------------
                                                                   1999            1998           1997
                                                               ----------       ----------    -----------
Additions (deductions):
Net investment income:
  Dividends on common stock of Texas Utilities Company . . . . $1,340,506       $1,134,883    $   934,499
  Interest . . . . . . . . . . . . . . . . . . . . . . . . . .     12,573            9,817          5,966
                                                               ----------       ----------    -----------
        Net investment income. . . . . . . . . . . . . . . . .  1,353,079        1,144,700        940,465
                                                               ----------       ----------    -----------

Appreciation (depreciation) of investments (Note 4). . . . . .   (168,243)       3,701,127     (3,703,481)

Contributions and deposits (Note 5):
  Participating employees' salary deferrals. . . . . . . . . .  1,560,650        1,285,409      1,261,392
  Employer matching and incentive awards . . . . . . . . . . .  4,297,975        4,033,114      3,682,871
                                                               ----------       ----------    -----------
        Total contributions and deposits . . . . . . . . . . .  5,858,625        5,318,523      4,944,263
                                                               ----------       ----------    -----------

           Total additions . . . . . . . . . . . . . . . . . .  7,043,461       10,164,350      2,181,247
                                                               ----------       ----------    -----------

Withdrawals, lapses and forfeitures:
  Distributions to participants (Note 6) . . . . . . . . . . .  4,567,049        3,469,831        678,236
  Distributions to plan sponsor. . . . . . . . . . . . . . . .      6,188            9,700          8,500
  Reversions . . . . . . . . . . . . . . . . . . . . . . . . .     18,244          104,595        309,371
                                                               ----------       ----------    -----------
        Total withdrawals, lapses and forfeitures. . . . . . .  4,591,481        3,584,126        996,107
                                                               ----------       ----------    -----------

           Net additions . . . . . . . . . . . . . . . . . . .  2,451,980        6,580,224      1,185,140

Plan Equity, Beginning of Year . . . . . . . . . . . . . . . . 22,431,046       15,850,822     14,665,682
                                                               ----------       ----------    -----------

Plan Equity, End of Year . . . . . . . . . . . . . . . . . . .$24,883,026      $22,431,046    $15,850,822
                                                              ===========      ===========    ===========

See accompanying Notes to Financial Statements.

             DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                THE TEXAS UTILITIES COMPANY SYSTEM

                  NOTES TO FINANCIAL STATEMENTS

1.Name Change -- In May 1999, Texas Utilities Company (TXU or the Company) adopted TXU Corp as its assumed name and began conducting business as TXU Corp.

2.Plan Description -- The Deferred and Incentive Compensation Plan of the Texas Utilities Company System (Plan) allows elected officers of the Company or a participating subsidiary of the Company (Employer Company) with the title of Vice President or above to defer a percentage of their compensation not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each plan year and, in any event, not to exceed 15% of the participant's compensation. The Companies will make a matching award equal to 150% of the deferred compensation. In addition, the Committee also provides awards under the Annual Incentive Plan with 50% of any such awards treated as incentive awards under this Plan. Amounts credited to a participant's account are invested in shares of common stock of the Company. On the expiration of the applicable maturity period (3 years for incentive awards and 5 years for deferrals and matching awards) the value of the participant's account is paid in cash. To the extent that the amounts maturing under the Plan combined with the eligible employee's other remunerations exceeds $1,000,000, the maturity period shall be extended. In the event a participant's employment is terminated because of death or permanent and total disability, all amounts in the participant's account shall mature immediately. If the participant terminates employment prior to the end of a Plan Year, the deferred amount and company match will be recomputed as of the termination date. In the event a participant's employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period. If the participant terminates employment by retirement prior to the end of a Plan year, the participant may have previously elected to accelerate the balance of salary reductions. In the event a participant's employment is terminated because of reasons other than death, disability or retirement, all rights to any performance units for maturity periods not yet completed shall be forfeited to the Company (as Plan Sponsor) except for amounts deferred by the participant and six percent per annum interest on those amounts which is the minimum return for all participants of the Plan.

     The number of participants (current and former employees) at June 30, 1999, 1998 and 1997 were 66, 42 and 43, respectively.

3.Summary of Significant Accounting Policies:

     Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates -- The preparation of financial statements requires the use of significant estimates and assumptions by management. Actual results could differ from those estimates.

Expenses -- All costs and expenses of the Plan and its administration except expenses incurred in the acquisition or liquidation of investments, are paid by the Employer-Companies.

           DEFERRED AND INCENTIVE COMPENSATION PLAN OF
               THE TEXAS UTILITIES COMPANY SYSTEM

                  NOTES TO FINANCIAL STATEMENTS

4.Plan Investments -- The cost, market value and appreciation (depreciation) of investments at and for the years ended June 30, 1999, 1998 and 1997 are as follows:


                                                              Number of     Historical     Market      Appreciation
                                                               Shares          Cost         Value     (Depreciation)
                                                             ----------    -----------   -----------  --------------
  June 30, 1999:
       Common stock of Texas Utilities Company . . . . . . . 591,960 (a)   $21,739,933   $24,529,573     $(168,243)

  June 30, 1998:
       Common stock of Texas Utilities Company . . . . . . . 531,845 (b)   $19,097,008   $22,138,005    $3,701,127

  June 30, 1997:
       Common stock of Texas Utilities Company . . . . . . . 453,355 (c)   $16,270,478   $15,612,400   $(3,703,481)

  (a)Represents 0.21% of the outstanding shares of common stock of Texas Utilities Company (280,875,819 at June 30,
  1999), except expenses incurred in the acquisition or disposition of investments.

  (b)Represents 0.19% of the outstanding shares of common stock of Texas Utilities Company (279,572,743 at June 30,
  1998).

  (c)Represents 0.20% of the outstanding shares of common stock of Texas Utilities Company (224,649,557 at June 30,
  1997).

The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at market value based upon the last reported sale prices on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

Net plan investments value at June 30, 1999, 1998 and 1997 was $41.44, $41.62 and $34.44 per unit, respectively.

                 DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                     THE TEXAS UTILITIES COMPANY SYSTEM

                         NOTES TO FINANCIAL STATEMENTS

5.Plan Contributions -- Contributions by Employer-Companies and participating employees' salary deferrals for the years ended June 30, 1999, 1998 and 1997 are as follows:


                                                             1999
                                                             ----
                                                                    Participating  Contributions
                                                                     Employees'    by Employer-        Total
                      Employer-Companies                          Salary Deferrals   Companies     Contributions
                      ------------------                          ---------------- -------------   -------------

          Texas Utilities Company. . . . . . . . . . . . . . . .    $  264,750     $  874,625      $1,139,375
          Texas Utilities Services Inc.
             and Others. . . . . . . . . . . . . . . . . . . . .       871,950      2,294,925       3,166,875
          Texas Utilities Electric Company . . . . . . . . . . .       423,950      1,128,425       1,552,375
                                                                    ----------     ----------      ----------
                 Total . . . . . . . . . . . . . . . . . . . . .    $1,560,650     $4,297,975      $5,858,625
                                                                    ==========     ==========      ==========


                                                             1998
                                                             ----
                                                                    Participating  Contributions
                                                                     Employees'    by Employer-        Total
                      Employer-Companies                          Salary Deferrals   Companies     Contributions
                      ------------------                          ---------------- -------------   -------------
          Texas Utilities Company. . . . . . . . . . . . . . . .    $  205,659     $  783,489      $  989,148
          Texas Utilities Services Inc.
             and Others. . . . . . . . . . . . . . . . . . . . .       515,150      1,568,225       2,083,375
          Texas Utilities Electric Company . . . . . . . . . . .       564,600      1,681,400       2,246,000
                                                                    ----------     ----------      ----------
                 Total . . . . . . . . . . . . . . . . . . . . .    $1,285,409     $4,033,114      $5,318,523
                                                                    ==========     ==========      ==========


                                                             1997
                                                             ----
                                                                    Participating  Contributions
                                                                     Employees'    by Employer-        Total
                      Employer-Companies                          Salary Deferrals   Companies     Contributions
                      ------------------                          ---------------- -------------   -------------
          Texas Utilities Company. . . . . . . . . . . . . . . .    $  216,187     $  667,063      $  883,250
          Texas Utilities Services Inc.
             and Others. . . . . . . . . . . . . . . . . . . . .       469,325      1,332,488       1,801,813
          Texas Utilities Electric Company . . . . . . . . . . .       575,880      1,683,320       2,259,200
                                                                    ----------     ----------      ----------
                 Total . . . . . . . . . . . . . . . . . . . . .    $1,261,392     $3,682,871      $4,944,263
                                                                    ==========     ==========      ==========

The contribution for incentive awards amounted to $1,957,000, $2,105,000 and $1,790,782 for the Plan Years ended June 30, 1999, 1998 and 1997, respectively.

6.Plan Distributions -- During the year ended June 30, 1999, one participant passed away. The value of performance units including dividend credits was distributed to the named beneficiary in the amount of $480,200. A reversion of the account resulted in a return to the Company in the amount of $18,244.
Maturing in June 1999 were employee salary deferrals and matching awards for the Plan Year ended June 30, 1995 and the incentive awards made for the Plan
Year ended June 30, 1997. The distribution of matured deferrals and/or awards of $5,523,092 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July 1999.

Maturing in June 1998 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1994 and the incentive awards made for the Plan Year ended June 30, 1996. The


                                7

               DEFERRED AND INCENTIVE COMPENSATION PLAN OF
                    THE TEXAS UTILITIES COMPANY SYSTEM

                       NOTES TO FINANCIAL STATEMENTS

distribution of matured deferrals and/or awards of $4,086,849 represent the net proceeds obtained by the Trustee upon sale of the associated assets
(common stock of the Company) in July 1998. Terminations from the Plan resulted in net reversions for the Plan of $104,595.

Maturing in June 1997 were employees' salary deferrals and matching awards made for the Plan Year ended June 30, 1993 and the incentive awards made for the Plan Year ended June 30, 1995. The distribution of matured deferrals and/or awards of $3,469,831 represent the net proceeds obtained by the Trustee upon sale of the associated assets (common stock of the Company) in July
1997. Terminations from the Plan resulted in net reversions for the Plan of $309,371.

7.Federal Income Taxes -- It is intended, and the Company has been advised, that: the Plan does not meet the requirements of a tax-qualified plan under
Section 401(a) of the Internal Revenue Code; the Trust established thereunder is not exempt from federal income taxes under Section 501(a); and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

Based on the Internal Revenue Code and regulations promulgated thereunder:

     (a)A participant's elective deferrals under the Plan, matching awards, incentive awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b)Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income until paid or otherwise made available to the participant.

     (c)Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

8.Plan Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the amendment's effective date. Upon Plan termination, all amounts credited to a participant's account shall be deemed to have matured, as described in the Plan document.



                                8


INDEPENDENT AUDITORS' REPORT

Organization and Compensation Committee,
 Deferred and Incentive Compensation
 Plan of the Texas Utilities Company System:

We have audited the statements of financial condition of the Deferred and Incentive Compensation Plan of the Texas Utilities Company System (the "Plan") as of June 30, 1999 and 1998, and the related statements of income and changes in plan equity for each of the three years in the period ended June 30, 1999.
These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at June 30, 1999 and 1998, and the related plan income and changes in plan equity for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.





DELOITTE & TOUCHE LLP

Dallas, Texas
September 3, 1999



                                9


                              SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    DEFERRED AND INCENTIVE COMPENSATION PLAN
                                      OF THE TEXAS UTILITIES COMPANY SYSTEM



                                    By           /s/ Peter B. Tinkham
                                         -------------------------------
                                                Plan Administrator
                                    Organization and Compensation Committee


September 21, 1999





                                10


